UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Stephen J. Cloobeck

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25272T104

1	Names of reporting persons Cloobeck Diamond Parent, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,522,446
	8	Shared voting power 0
	9	Sole dispositive power 10,522,446
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 10,522,446
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.09% (1)
14	Type of reporting person OO

(1)	Based on 69,719,619 outstanding shares of common stock of the Issuer as of May 9, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 filed with the Commission on May 10, 2016.

CUSIP No. 25272T104

1	Names of reporting persons The Chantal Cloobeck Separate Property Trust
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,073,949
	8	Shared voting power 0
	9	Sole dispositive power 1,073,949
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,073,949
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.54% (1)
14	Type of reporting person OO

(1)	Based on 69,719,619 outstanding shares of common stock of the Issuer as of May 9, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 filed with the Commission on May 10, 2016.

CUSIP No. 25272T104

1	Names of reporting persons Cloobeck Companies, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,025,762
	8	Shared voting power 0
	9	Sole dispositive power 1,025,762
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,025,762
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.47% (1)
14	Type of reporting person OO

(1)	Based on 69,719,619 outstanding shares of common stock of the Issuer as of May 9, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 filed with the Commission on May 10, 2016.

CUSIP No. 25272T104

1	Names of reporting persons Stephen J. Cloobeck
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,692,914 (1)
	8	Shared voting power 1,073,949 (2)
	9	Sole dispositive power 11,692,914 (1)
	10	Shared dispositive power 1,073,949 (2)
11	Aggregate amount beneficially owned by each reporting person 12,766,863 (1)(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.94% (3)
14	Type of reporting person IN

(1)	Includes (i) 114,706 shares of common stock issuable upon exercise of an option held by Mr. Cloobeck which is currently vested and (ii) an aggregate of 10,552,446 shares of common stock held by Cloobeck Diamond Parent, LLC, of which Mr. Cloobeck is the sole manager. Also includes 1,025,762 shares of common stock held by Cloobeck Companies, LLC.
(2)	Consists of 1,073,949 shares of common stock held by The Chantal Cloobeck Separate Property Trust, of which Mr. Cloobeck is the co-managing trustee.
(3)	Based on 69,719,619 outstanding shares of common stock of the Issuer as of May 9, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 filed with the Commission on May 10, 2016.

CUSIP No. 25272T104

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Cloobeck Diamond Parent, LLC (“CDP”), The Chantal Cloobeck Separate Property Trust and Stephen J. Cloobeck with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 to such Schedule 13D filed on April 14, 2014, June 13, 2014, August 18, 2014, October 3, 2014, November 3, 2014, March 4, 2015 and March 24, 2015 respectively (as so amended, the “Schedule 13D”). This Amendment No. 9 also constitutes the initial filing by Cloobeck Companies, LLC (“Cloobeck Companies”).

This Amendment No. 9 is being filed by the Reporting Persons to furnish the additional information set forth herein and to add Cloobeck Companies as Reporting Person. As used herein, CDP, The Chantal Cloobeck Separate Property Trust, Stephen J. Cloobeck and Cloobeck Companies are referred to herein as the Reporting Persons. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by adding the following:

(a) Cloobeck Companies, LLC, a Nevada limited liability company. Stephen J. Cloobeck is the sole manager of Cloobeck companies.

(b) 10600 West Charleston Boulevard, Las Vegas, NV 89135

(c) The principal business activity of Cloobeck Companies is to manage investments.

(d) During the last five years neither Cloobeck Companies nor Mr. Cloobeck has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither Cloobeck Companies nor Mr. Cloobeck has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cloobeck Companies is a Nevada limited liability company having its principal place of business in Nevada.

Item 3.	Source and Amount of Funds or Other Consideration.

Cloobeck Companies obtained the funds to purchase the shares acquired from the exercise of the Silver Rock Option ($1,808,112) from internal sources.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 11, 2016, 1818 Partners, LLC distributed to each of its members, including Cloobeck Companies, a portion of each of the DRPH Call Option and the Silver Rock Call Option with respect to one-third of the shares of Common Stock issuable upon exercise thereof (i.e., an aggregate of 1,511,808 shares of Common Stock issuable upon exercise of the DRPH Call Option, and an aggregate of 143,958 shares of Common Stock issuable upon exercise of the Silver Rock Call Option). The distribution by 1818 Partners to its members was made pro rata, based upon the members’ respective equity interests held in 1818 Partners. Each of Cloobeck Companies and the other members of 1818 Partners assumed the terms and conditions of the DRPH Call Option and the Silver Rock Call Option with respect to the portion thereof so-distributed to such member pursuant to separate transfer agreements.

The distribution by 1818 Partners had the effect of reducing the number of shares beneficially owned by Mr. Cloobeck, because Mr. Cloobeck previously reported shared beneficial ownership of all of the securities underlying the Call Options, indirectly through 1818 Partners, even though Mr. Cloobeck only had a one-third economic interest in the Call Options. The distribution by 1818 Partners to its members did not effect any change in the pecuniary interests of Mr. Cloobeck in the Call Options.

In connection with the distribution of the Call Options, Cloobeck Companies, LLC, an entity owned and controlled by Stephen J. Cloobeck and a member of 1818 Partners that received a portion of the Call Options pursuant to such distribution, became a party to the Stockholders Agreement. The distribution by 1818 Partners did not change the aggregate number of shares covered by the Stockholders Agreement.

On July 15, 2016, Cloobeck Companies exercised in full the portion of the DRPH Call Option distributed to it (the “Distributed DRPH Call Option”) for an exercise price of $12.56 per share. Cloobeck Companies exercise the Distributed DRPH Call Option pursuant to the “cashless” provision thereof, resulting in DR Holdco, LLC withholding 630,004 of the shares Common Stock underlying the Distributed DRPH Call Option to pay the aggregate exercise price of $18,988,308 and issuing to Cloobeck Companies the remaining 881,804 shares. On July 18, 2016, Cloobeck Companies exercised in full the portion of the Silver Rock Call Option distributed to it for an exercise price of $12.56 per share and Cloobeck Companies acquired 143,958 shares of Common Stock in exchange for an aggregate case exercise price of $1,808,112.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 12,766,863 shares of Common Stock, representing approximately 15.94% of the Issuer’s outstanding Common Stock (based on 69,719,619 shares of Common Stock outstanding as of May 9, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 filed with the Commission on May 10, 2016).

(b) Mr. Cloobeck has sole voting power and sole dispositive power with regard to shares, including (i) 114,706 shares of Common Stock underlying options held by him, (ii) 1,025,762 shares held by Cloobeck Companies; and (iii) 10,522,446 shares of Common Stock held by CDP, of which Mr. Cloobeck is the sole manager. Mr. Cloobeck has shared voting power and shared dispositive power with regard to 1,073,949 shares of Common Stock held by CCSPT, of which he is the co-managing trustee. CDP has sole voting power and sole dispositive power with regard to 10,522,446 shares of Common Stock held by it. CCSPT has sole voting power and sole dispositive power with regard to 1,073,949 shares of Common Stock held by it. Cloobeck Companies has voting and dispositive power with regard to 1,025,762 shares of Common Stock.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Amended Stockholders Agreement, except to the extent disclosed in this Schedule 13D. Each Reporting Person is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Amended Stockholders Agreement. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Amended Stockholders Agreement, except to the extent disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment No. 9 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

16.	Transfer Agreement, dated as of July 11, 2016, by and between 1818 Partners, LLC and Cloobeck Companies, LLC., with respect to the DRPH Call Option.
18.	Transfer Agreement, dated as of July 11, 2016, by and between 1818 Partners, LLC and Cloobeck Companies, LLC., with respect to the Silver Rock Call Option.
19.	Amended and Restated Joint Filing Agreement dated as of July 18, 2016 by and among the Reporting Persons.

CUSIP No. 25272T104

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2016

CLOOBECK DIAMOND PARENT, LLC

/s/ Stephen J. Cloobeck
Stephen J. Cloobeck Manager

THE CHANTAL CLOOBECK SEPARATE PROPERTY TRUST

/s/ Stephen J. Cloobeck
Stephen J. Cloobeck Co-Managing Trustee

/s/ Stephen J. Cloobeck
Stephen J. Cloobeck

CLOOBECK COMPANIES, LLC

/s/ Stephen J. Cloobeck
Stephen J. Cloobeck
Manager

Exhibit 16

July 11, 2016

Cloobeck Companies, LLC

c/o Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, NV 89135

Re:	Transfer of Call Option Agreement with DRP Holdco, LLC

Reference is hereby made to that certain Call Option Agreement, effective as of July 21, 2011 (as amended, restated, supplemented or otherwise modified and in effect from time to time, and including all rights, claims and remedies with respect thereto, the “Call Option”), by and among 1818 Partners, LLC, a Nevada limited liability company (“Transferor”), DRP Holdco, LLC, a Delaware limited liability company (“Unitholder”), solely for the purposes of Sections 4(b) and 8 thereof, the Equityholders named therein, and, solely for the purposes set forth in Sections 7, 8 and 9 thereof, Diamond Resorts International, Inc., as successor-in-interest to Diamond Resorts Parent, LLC (the “Company”).

Transferor is transferring the Call Option to the equityholders of Transferor (the “Members”), including Cloobeck Companies, LLC, a Nevada limited liability company (“Transferee”; the Members other than Transferee being referred to as the “Other Members”), pro rata based upon the Members’ respective equity interests held in Transferor (the “Distribution”).

Accordingly, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Transferor and Transferee agree as follows:

1. Transfer of Securities. Effective as of the close of business on the date hereof (the “Effective Time”), Transferor hereby transfers and assigns to Transferee, and Transferee hereby acquires from Transferor, a portion of the Call Option with respect to one-third (1/3) of the equity interests in the Company subject to the Call Option (i.e., 1,511,808 shares of common stock of the Company (“Common Stock”)), including all of Transferor’s right, title and interest, legal and equitable, therein and thereto, and all obligations of Transferor thereunder with respect to such portion of the Call Option so-transferred (the “Transferred Call Option”). In connection therewith, Transferee hereby assumes, and agrees to be bound by the provisions of the Call Option with respect to, the Transferred Call Option.

2. Further Assurances and Agreements. Each party to this letter agreement shall use its best efforts to do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, (i) as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this letter agreement and the consummation of the transactions contemplated hereby, including the Distribution, and (ii) as either of the Other Members may reasonably request in order to consummate the Distribution. Without limiting the generality of anything set forth herein, (a) Transferor and Transferee shall notify Unitholder of Transferor’s transfer of the Transferred Call Option to Transferee and Transferor’s assignment of rights under, and Transferee’s assumption of obligations under, the Transferred Call Option; and (b) Transferor and Transferee shall cooperate with each other and the Other Members in seeking from Unitholder the prompt issuance of new instruments, representing the Transferred Call Option and the portions of the Call Option transferred to the Other Members pursuant to the Distribution (the “Other Member Call Options”), in the names of Transferee and the Other Members, as applicable. Notwithstanding any failure or other delay in Unitholder’s issuance of new instruments representing the Transferred Call Option and the Other Member Call Options, each of the parties hereto hereby covenants and agrees to cooperate with the other party hereto and each of the Other Members to hereafter treat the new instruments representing each of the Transferred Call Option and the Other Member Call Options as having been issued in the names of Transferee and the Other Members, as applicable. Each of the parties to this letter agreement hereby acknowledges and agrees that each of the Other Members shall be an express third party beneficiary of the provisions of this Section 2, entitled to the benefits of, and to rely upon and enforce, this Section 2.

3. Governing Law; Counterparts; Miscellaneous. This letter agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada. This letter agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each other party and delivered to the other party; provided that a .pdf or facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a .pdf or facsimile signature. This letter agreement shall be binding upon the parties and their successors and assigns and may be amended or terminated only by a writing signed by each of the parties hereto. Each party to this letter agreement hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection herewith or arising out of this letter agreement or any transaction contemplated hereby.

* * * Remainder of Page Intentionally Left Blank * * *

Please indicate your agreement to the above by signing in the space provided below.

1818 PARTNERS, LLC

By:	Chautauqua Management, LLC
Its:	Member

By:	/s/ David Palmer
Name:	David F. Palmer
Title:	Sole Manager

Accepted and agreed to this 11th day of July, 2016:

CLOOBECK COMPANIES, LLC

By:	/s/ Stephen J. Cloobeck
Name:	Stephen J. Cloobeck
Title:	Sole Manager

Exhibit 18

July 11, 2016

Cloobeck Companies, LLC

c/o Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, NV 89135

Re:	Transfer of Call Option Agreement with Silver Rock Entities

Reference is hereby made to that certain Call Option Agreement, effective as of July 21, 2011 (as amended by that certain Waiver and Amendment, dated as of September 4, 2014, and as may be otherwise amended, restated, supplemented or otherwise modified and in effect from time to time, and including all rights, claims and remedies with respect thereto, the “Call Option”), by and among 1818 Partners, LLC, a Nevada limited liability company (“Transferor”), Silver Rock Financial LLC, IN-FP1 LLC, DNSMORE LLC and CM-NP LLC (collectively, the “Silver Rock Entities”), solely for purposes of Sections 4(b) and 8 thereof, the Equityholders named therein, and, solely for the purposes set forth in Sections 7, 8 and 9 thereof, Diamond Resorts International, Inc., as successor-in-interest to Diamond Resorts Parent, LLC (the “Company”).

Transferor is transferring the Call Option to the equityholders of Transferor (the “Members”), including Cloobeck Companies, LLC, a Nevada limited liability company (“Transferee”; the Members other than Transferee being referred to as the “Other Members”), pro rata based upon the Members’ respective equity interests held in Transferor (the “Distribution”).

Accordingly, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Transferor and Transferee agree as follows:

1. Transfer of Securities. Effective as of the close of business on the date hereof (the “Effective Time”), Transferor hereby transfers and assigns to Transferee, and Transferee hereby acquires from Transferor, a portion of the Call Option with respect to one-third (1/3) of the equity interests in the Company subject to the Call Option (i.e., 143,958 shares of common stock of the Company (“Common Stock”)), including all of Transferor’s right, title and interest, legal and equitable, therein and thereto, and all obligations of Transferor thereunder with respect to such portion of the Call Option so-transferred (the “Transferred Call Option”). In connection therewith, Transferee hereby assumes, and agrees to be bound by the provisions of the Call Option with respect to, the Transferred Call Option.

2. Further Assurances and Agreements. Each party to this letter agreement shall use its best efforts to do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, (i) as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this letter agreement and the consummation of the transactions contemplated hereby, including the Distribution, and (ii) as either of the Other Members may reasonably request in order to consummate the Distribution. Without limiting the generality of anything set forth herein, (a) Transferor and Transferee shall notify the Silver Rock Entities of Transferor’s transfer of the Transferred Call Option to Transferee and Transferor’s assignment of rights under, and Transferee’s assumption of obligations under, the Transferred Call Option; and (b) Transferor and Transferee shall cooperate with each other and the Other Members in seeking from the Silver Rock Entities the prompt issuance of new instruments, representing the Transferred Call Option and the portions of the Call Option transferred to the Other Members pursuant to the Distribution (the “Other Member Call Options”), in the names of Transferee and the Other Members, as applicable. Notwithstanding any failure or other delay in the Silver Rock Entities’ issuance of new instruments representing the Transferred Call Option and the Other Member Call Options, each of the parties hereto hereby covenants and agrees to cooperate with the other party hereto and each of the Other Members to hereafter treat the new instruments representing each of the Transferred Call Option and the Other Member Call Options as having been issued in the names of Transferee and the Other Members, as applicable. Each of the parties to this letter agreement hereby acknowledges and agrees that each of the Other Members shall be an express third party beneficiary of the provisions of this Section 2, entitled to the benefits of, and to rely upon and enforce, this Section 2.

3. Governing Law; Counterparts; Miscellaneous. This letter agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada. This letter agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each other party and delivered to the other party; provided that a .pdf or facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a .pdf or facsimile signature. This letter agreement shall be binding upon the parties and their successors and assigns and may be amended or terminated only by a writing signed by each of the parties hereto. Each party to this letter agreement hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection herewith or arising out of this letter agreement or any transaction contemplated hereby.

* * * Remainder of Page Intentionally Left Blank * * *

Please indicate your agreement to the above by signing in the space provided below.

1818 PARTNERS, LLC

By:	Chautauqua Management, LLC
Its:	Member

By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	Sole Manager

Accepted and agreed to this 11th day of July, 2016:

CLOOBECK COMPANIES, LLC

By:	/s/ Stephen J. Cloobeck
Name:	Stephen J. Cloobeck
Title:	Sole Manager

Exhibit 19

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D, dated the date hereof, with respect to the shares of common stock of Diamond Resorts International, Inc., is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to, and in accordance with, the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

Dated: July 18, 2016

CLOOBECK DIAMOND PARENT, LLC

/S/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck, Manager

THE CHANTAL CLOOBECK SEPARATE PROPERTY TRUST

/S/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck, Co-Managing Trustee

/S/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck

CLOOBECK COMPANIES, LLC

/S/ STEPHEN J. CLOOBECK
Stephen J. Cloobeck, Manager